SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 21, 2005

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒      Form 40-F  ☐

Enclosures:

1.                                                                   Nokia Press Release dated April 21, 2005 and titled:

Nokia reports Q1 2005 net sales of EUR 7.4 billion and EPS EUR 0.19

Press Release
April 21, 2005

Nokia reports Q1 2005 net sales of EUR 7.4 billion and EPS EUR 0.19

Company posts double-digit sales growth of 17%; raises 2005 mobile device market volume estimate to 740 million

	NOKIA IN THE FIRST QUARTER 2005
EUR million	Q1/2005*	Q1/2004 Revised**	Change (%)
Net sales	7 396	6 348	17
Mobile Phones	4 527	4 080	11
Multimedia	1 133	744	52
Enterprise Solutions	307	184	67
Networks	1 431	1 346	6
Operating profit	1 118	1 019	10
Mobile Phones	869	1 029	-16
Multimedia	155	-22
Enterprise Solutions	-9	-35
Networks	221	154	44
Common Group Expenses	-118	-107
Operating margin (%)	15.1	16.1
Mobile Phones (%)	19.2	25.2
Multimedia (%)	13.7	-3.0
Enterprise Solutions (%)	-2.9	-19.0
Networks (%)	15.4	11.4
Financial income and expenses	78	76	3
Profit before tax and minority interests	1 192	1 091	9
Net profit	863	729	18
EPS, EUR
Basic	0.19	0.16	19
Diluted	0.19	0.16	19

*Q1 2005 special items

- Nokia’s financial income in Q1 2005 included a positive EUR 40 million item, representing a gain on the sale of a portion of the France Telecom bond.

- The negative impact of restructuring in Multimedia in Q1 2005 was EUR 15 million, which was significantly less than the indicated range of EUR 60 to EUR 80 million, as previously guided.

-  The net impact of these special items on Q1 EPS, basic and diluted, was negligible.

** New IFRS Standards

International Financial Reporting Standards (IFRS) were subject to changes as of January 1, 2005. Nokia’s Q1 and full-year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R. More information and accompanying tables can be found from page 15 of this document.

JORMA OLLILA, CHAIRMAN AND CEO:

I was extremely satisfied with Nokia’s overall first-quarter performance, which brought double-digit growth at the top line, including year-on-year sales growth for each of our four business groups. First-quarter operating cash flow was strong at EUR 1.3 billion, backed by good overall profitability.

According to Nokia estimates, year-on-year volume growth for the mobile device market in the first quarter came in ahead of expectations at 20%, with Nokia growing at about the same pace as the market. Despite some weakness in 3G devices at the industry level, this marked a strong start for the year and prompted an upward revision of our 2005 annual market volume estimate to about 740 million units.

In Nokia’s own mobile device business, year-on-year volume growth during the quarter was fastest in China, which became our number one single market, followed by Asia Pacific and Europe/Middle East/Africa. However, volume declines in North America and Latin America were disappointing. In Asia, particularly China, we have focused on expanding our distribution and developing a competitive and quality product portfolio. In the Americas, we will continue working hard to strengthen and broaden our product offering.

I was really pleased to see solid average selling prices of 110 euro for the quarter in our mobile device business. This was supported by a greater share of high-end product sales from our multimedia and enterprise businesses.

In mobile infrastructure, we also had a very good quarter, with higher-than-expected profitability boosted by an excellent performance in March. Networks profitability was positively affected by a product mix favoring high-margined products, a less-than-anticipated share of sales from new growth markets and the collection of some previously provisioned customer receivables, all of which pushed margins ahead of expectations.

Nokia’s operating margin of 15.1% reflects an excellent all-round performance from all areas of our business and gives us a solid platform to build on as the year unfolds.

INDUSTRY DEVELOPMENTS

Based on volume developments during the first quarter 2005, Nokia now expects the overall mobile device market for 2005 to reach about 740 million units, compared with our previous estimate of approximately 10% annual growth, from an estimated 643 million units in 2004. The overall market is also expected to grow in value, but to a lesser extent. Volume growth is expected to continue to be driven by replacement and upgrade sales in more developed markets, with the availability of new features, services and cameras, and by new subscriber growth in developing mobile markets.

In infrastructure, Nokia continues to expect the overall market in 2005 to be slightly up compared with 2004 in euro terms.

OUTLOOK FOR SECOND QUARTER 2005

Second-quarter Nokia group net sales are expected to be in the range of EUR 7.9 billion to EUR 8.2 billion, compared with EUR 6.5 billion in the second quarter 2004.  EPS (diluted) is expected to be in the range of EUR 0.15 to EUR 0.18, compared with EPS (diluted) EUR 0.15 in the second quarter 2004, which included a positive impact of EUR 0.03 from special items.

Q1 2005 FINANCIAL HIGHLIGHTS

Nokia Group

Nokia’s first-quarter 2005 net sales increased 17% to EUR 7.4 billion, compared with EUR 6.3 billion in the first quarter of 2004.  At constant currency, group net sales would have increased 19%. All business groups contributed to the year-on-year sales growth.

Nokia’s first-quarter operating profit grew 10% year on year to EUR 1.1 billion, compared with the first quarter 2004 (EUR 1.0 billion) with an operating margin of 15.1% (16.1%).

Operating cash flow for the quarter ended March 31, 2005 was EUR 1.3 billion, compared with EUR 0.9 billion in Q1 2004, and total combined cash and other liquid assets were EUR 12.6 billion, compared with EUR 11.5 billion at 31 December 31, 2004.  As of March 31, 2005, net debt-to-equity ratio (gearing) was  94%, compared with  79% at December 31, 2004.

Mobile devices

For the first-quarter 2005, the total mobile device sales volume achieved by the Mobile Phones, Multimedia and Enterprise Solutions business groups reached 53.8 million units, representing a year-on-year rise of 20% and a sequential decline, mainly due to normal seasonality, of 19%.  Overall market volumes for the same period reached an estimated 170 million units, representing 20% annual growth and a 13% sequential decline. In smartphones, the total industry volume for the first quarter reached an estimated 10 million units, while Nokia’s own smartphone volumes grew to 5.4 million units, compared with 1.8 million units in the first quarter 2004.

Global mobile subscription growth also continued, as total global subscriptions rose to an estimated 1.8 billion by the end of the quarter, backed by the ongoing strong momentum in new growth markets such as India, Russia, China and Brazil.

The following chart sets out Nokia’s mobile device volume for the periods indicated, as well as the year-on-year growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q1 2005	Q1 2004	YoY Change (%)	Q4 2004
Europe, Middle-East & Africa	27.4	21.6	27	32.8
China	7.1	4.2	69	5.9
Asia-Pacific	10.6	7.4	44	10.4
North America	4.3	6.5	-33	8.0
Latin America	4.4	5.0	-12	9.0
Total	53.8	44.7	20	66.1

Nokia’s year-on-year volume growth in China was positively affected by stronger seasonal market growth in the first quarter, and our expanding distribution system, competitive product portfolio, brand strength and quality products. In Europe/Middle East/Africa, market growth in the first quarter 2005, particularly in new growth markets, combined with an improved product portfolio, drove Nokia volumes, compared with the first quarter 2004.

However, in North America, and now in Latin America, Nokia’s year-on-year volume decline primarily reflected operator migration from TDMA, which was a strong market for us in the first quarter 2004, to GSM and CDMA, where the company’s relative position is not as strong.

Nokia’s estimated market share for the first quarter was 32%, flat year on year and down compared with 34% in the fourth quarter 2004. Strong sequential market share gains in China, followed by Europe/Middle East/Africa, were more than offset by substantial market share losses in North America and Latin America. The seasonal strength of the Korean and Japanese markets in the first quarter also adversely impacted our market share, as Nokia does not have a material presence in those markets.

The average selling price for Nokia’s mobile device business was EUR 110. This was supported by proportionally higher sales of high-end products from our multimedia and enterprise businesses in the first quarter 2005.

Mobile Phones: First-quarter 2005 net sales grew 11% year on year to EUR 4.5 billion, compared with EUR 4.1 billion in the first quarter 2004, driven by good demand. Sales growth was strongest in China, followed by Asia Pacific and Europe/Middle East/Africa, partially offset by sales declines in North America and to a lesser extent in Latin America. Operating profit decreased 16% to EUR 869 million, compared with EUR 1.0 billion in the first-quarter 2004, with an operating margin of 19.2% (25.2%).

Multimedia: First-quarter 2005 net sales grew by 52% year on year to EUR 1.1 billion, compared with EUR 744 million in the first quarter 2004. Sales growth was strong in all areas except the Americas, with growth strongest in Europe/Middle East/Africa. Multimedia sales were driven by ongoing good demand for imaging smartphones.

The negative impact of the restructuring in Multimedia in the first quarter 2005 was EUR 15 million, which was significantly less than the previously announced range of EUR 60 to EUR 80 million. Multimedia first-quarter operating profit increased to EUR 155 million, compared with an operating loss of EUR 22 million in the first quarter 2004, with an operating margin of 13.7%, compared with –3.0% in the first quarter 2004, due to a strong performance in imaging smartphones sales.

Enterprise Solutions: First-quarter 2005 net sales increased 67% year on year to EUR 307 million, compared with EUR 184 million in the first quarter 2004, driven by healthy sales of enterprise devices. This also reduced our first-quarter 2005 operating loss to EUR 9 million, compared with an operating loss of EUR 35 million in the first quarter 2004. Enterprise Solutions first-quarter operating margin improved to -2.9%, compared with -19.0% in the first quarter 2004.

Networks

First-quarter 2005 net sales increased 6% year on year to EUR 1.4 billion, compared with EUR 1.3 billion in the first quarter 2004.  Sales were supported by capacity investments in more developed markets, particularly during March, with growth highest in Asia Pacific followed by Latin America, and to a lesser extent Europe/Middle East /Africa. Growth in these markets more than countered lower sales in China and North America.

Networks first-quarter 2005 operating profit reached EUR 221 million, compared with EUR 154 million in the first quarter 2004, with an operating margin of 15.4% (11.4%).  Profitability was positively affected by a product mix favoring high-margined products, a less-than-anticipated share of sales from new growth markets and the collection of some previously provisioned customer receivables, all of which pushed margins ahead of expectations.

Q1 2005 OPERATING HIGHLIGHTS

Nokia further renewed its mobile device offering in the first quarter with the announcement of 17 new models and first shipments of seven models.

Mobile Phones

In addition to an existing range of software customization options, we are providing our GSM operator customers with greater possibilities for mobile phone customization. During the first quarter, the Nokia 6101 folding camera phone became Nokia’s first GSM mobile phone available in an exclusive operator design. China Mobile Communications Corporation also became the first to offer an exclusive operator design to the China market in the form of the Nokia 6102.

During the quarter, Nokia strengthened its mid-range portfolio of feature-rich, voice-centric handsets with the launch of three new products: the Nokia 6230i camera phone, which adds a megapixel camera, push-to-talk functionality and a built-in stereo music player to the highly popular Nokia 6230; the Nokia 6021, an affordable business-oriented phone with push-to-talk technology, voice activated dialing, enhanced connectivity and synchronization options with Bluetooth wireless technology; and the Nokia 6030, a dual-band phone with easy messaging functionality and advanced ergonomics. The Nokia 6101, 6230i and 6021 are expected to start shipping in the second quarter and the Nokia 6030 in the third quarter of 2005.

Nokia announced seven new CDMA handsets designed to strengthen and add depth to Nokia’s CDMA product portfolio. These devices include the Nokia 2115i, an affordable phone targeting first-time and prepaid wireless users, the Nokia 3152, Nokia 3155 and Nokia 3155i, all mid-tier folding phones, and the Nokia 6152, Nokia 6155 and Nokia 6155i, folding camera phones with advanced features.

The Nokia 2115i is expected to start shipping in the second quarter, the Nokia 3152, Nokia 3155 and Nokia 3155i in the third quarter, and the Nokia 6152, Nokia 6155 and Nokia 6155i in the fourth quarter 2005.

Multimedia

We further expanded our 3G WCDMA product range with the launch and shipping of the Nokia 6680 megapixel smartphone. Equipped with two integrated cameras and a wide range of smartphone features, the Nokia 6680 is optimized for visual sharing. It also supports the Nokia XpressPrint printing solution for easy printing of images, e-mails and organizer information. Shipments of the Nokia 6680 started in March. Nokia also announced two EDGE-enabled megapixel smartphones, the Nokia 6681, designed for EDGE markets in Asia Pacific and Europe/Middle East/Africa, and the Nokia 6682, designed for the Americas EDGE markets.

In music, we made two important collaboration announcements during the quarter. Together with Loudeye Corporation, Nokia announced a mobile music platform for wireless operators. This platform enables operators to launch branded mobile music services for their customers with minimum effort and resources. Nokia also announced a long-term collaboration with Microsoft on digital media format support for Nokia handsets and Windows Media Players. This means consumers will be able to enjoy music from the mobile music solution offered by Nokia and Loudeye on both Nokia handsets and Microsoft® Windows® XP-based PCs. It will also allow for easy connection and content flow between them.

Nokia continued to work together with broadcasters and mobile operators to enable mobile TV services based on DVB-H. In addition to a pilot in Germany last year and ongoing trials in the US, Europe and Asia, a commercial mobile TV pilot was launched in Finland targeting 500 consumers in the capital area. In games, Nokia continued to launch N-Gage games with N-gage Arena features, such as multi-player gaming, competitions and chat.

Enterprise Solutions

During the first quarter, the Nokia 9500 Communicator and Nokia 9300 enterprise smartphone began shipping in volumes. Both these devices have been optimized to meet corporate IT demands for customized, manageable and secure mobile access to email and other enterprise software. In only a few months, these device sales have already exceeded more than 50% of the lifetime volume of the two preceding Communicator models. Third-party studies indicate that Nokia is establishing a strong share position in this market.

We announced a licensing agreement for Microsoft Corp’s ActiveSync to enable a direct over-the-air synchronization link between Nokia enterprise mobile devices and the Microsoft Exchange Server 2003 for email and other personal information management (PIM) data. This supports Nokia’s broader strategy of becoming the device of choice for mobile e-mail and messaging in the enterprise market and will expand our portfolio of email offerings, providing enterprise customers with the widest possible choice of email and PIM solutions on the market today.

Working closely with a number of our enterprise customers, we are piloting mobility solutions around the world to lay the ground for commercial deployments later in 2005. These pilots include innovative and cost effective approaches to different remote access or mobile connectivity solutions (IP Sec or SSL Virtual Private Networks, Mobile VPN) combined with security and applications such as mobile e-mail or Customer Relationship Management.

For images of the mobile devices mentioned in the above Mobile Phones, Multimedia and Enterprise Solutions sections, please go to: http/www.nokia.com/aboutnokia/financials

Networks

During the first quarter, Nokia won a WCDMA 3G contract with FarEastTone Telecommunications in Taiwan, reinforcing the company’s position as the leading WCDMA supplier for the Taiwanese market. Nokia also signed a turnkey contract for EDGE expansion and a 3G core network deal with Pannon in Hungary, as well as a frame agreement for GSM/EDGE and WCDMA expansion with Polkomtel in Poland.

The company won GSM, GSM/GPRS or GSM/EDGE deals with Telecom Personal in Argentina, Jiangxi MCC in China, Ethiopian Telecommunications Corporation in Ethiopia, and with TeliaSonera in Sweden. Telecom Personal is a new GSM customer for Nokia.

Nokia announced a Push to talk over Cellular contract with Turkcell in Turkey. Eurotel in the Czech Republic and Hutchison in Hong Kong launched their commercial push to talk services using the Nokia solution. Nokia is leading the Push to talk over Cellular market, having delivered its solution to 30 operators around the world.

The company is increasing its focus on the growing services market in response to operator demand. In general most new and existing deals include a broad selection of services such as planning, implementation, systems integration, operation solutions, consulting and care services.

Nokia won TETRA network deals in Abu Dhabi, France and Italy. At the beginning of April, the company announced it is in advanced talks with EADS, the European Aeronautic Defense and Space Company, on the sale of Nokia’s Professional Mobile Radio business to EADS. The sale is still subject to regulatory approvals.

Technology

During the first quarter, Nokia introduced the Series 60 Platform 3rd Edition, supported by a complete set of developer tools and specifically targeted to support the mid-range expansion of the leading smartphone platform.

During the quarter, Nokia made several technology cooperation agreements with significant business partners. Two agreements were made with Microsoft concerning the compatibility of music formats in Nokia devices and personal computers, and the use of Microsoft ActiveSync protocol in the synchronization between select Nokia devices and Microsoft Exchange servers.

Nokia also announced with Macromedia that their Flash technology would be integrated into the Series 60 Platform as well as into other Nokia software platforms. Series 60 will also become a reference platform for Macromedia’s mobile Flash technology.

Together with Real Networks, Nokia announced collaboration on RealAudio, RealVideo and Helix DNA licensing. Texas Instruments (TI) and Nokia announced an agreement whereby Nokia would start to implement TI’s Digital RF Processor based single-chip solution into its mobile devices. The cooperation will allow Nokia to offer more cost-effective advanced handsets, especially in high-volume entry markets.

Forum Nokia strengthened its position as the world’s largest mobile application developer community. At the end of March 2005, Forum Nokia had more than 1.9 million registered members.

The company launched several products for network technology evolution and convergence, including the Nokia Internet High Speed Packet Access (I-HSPA) solution, designed to bring higher performance and more cost-efficient broadband wireless access for high-volume packet data transfer.

PERSONNEL DEVELOPMENTS

The average number of employees during the first quarter 2005 was 55 557. At March 31, 2005, Nokia employed a total 55 393 people (55 505 people at December 31, 2004).

CAPITAL STRUCTURE DEVELOPMENT

Nokia repurchased through its share repurchase plan a total of 54 000 000 shares on the Helsinki Stock Exchanges at an aggregate price of approximately EUR 651 379 000 during the period from January 28, 2005 to February 24, 2005. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 3 240 000, representing approximately 1.16% of the share capital of the company and of the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On March 31, 2005, Nokia and its subsidiary companies owned 230 718 012 Nokia shares. The shares had an aggregate par value of EUR 13 843 080.72, representing approximately 4.95% of the share capital of the company and of the total voting rights. The total number of shares on March 31, 2005 was 4 663 761 300 and the share capital was EUR 279 825 678.

The Annual General Meeting on April 7, 2005 resolved to cancel shares repurchased during the past four quarters, a total of 230 million shares. The cancellation will be effected on April 22, 2005, reducing the total number of shares correspondingly.

Q1 2005 BY BUSINESS GROUP, EUR million (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	4 527	1 133	307	1 431	—	-2	7 396
Gross profit	1 484	494	140	612	9	—	2 739
Gross margin,%	32.8	43.6	45.6	42.8			37.0

Research and development expenses	-289	-214	-81	-279	-56	—	-919
% of net sales	6.4	18.9	26.4	19.5			12.4
Selling and marketing expenses	-296	-110	-50	-98	-3	—	-557
% of net sales	6.5	9.7	16.3	6.8			7.5
Administrative, general and other expenses	-30	-15	-18	-14	-68		-145
% of net sales	0.7	1.3	5.9	1.0			2.0

Operating profit	869	155	-9	221	-118	—	1 118
Operating margin,%	19.2	13.7	-2.9	15.4			15.1

REVISED 1Q 2004 BUSINESS GROUP, EUR million*
(unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group
Net sales	4 080	744	184	1 346	—	-6	6 348
Gross profit	1 617	293	89	575	2	—	2 576
Gross margin,%	39.6	39.4	48.4	42.7			40.6

Research and development expenses	-270	-217	-69	-263	-45	—	-864
% of net sales	6.6	29.2	37.5	19.5			13.6
Selling and marketing expenses	-262	-86	-40	-113	-19	—	-520
% of net sales	6.4	11.6	21.7	8.4			8.2
Administrative, general and other expenses	-37	-9	-13	-45	-45		-149
% of net sales	0.9	1.2	7.1	3.3			2.3
Amortization of goodwill	-19	-3	-2	—	—	—	-24

Operating profit	1 029	-22	-35	154	-107		1 019
Operating margin,%	25.2	-3.0	-19.0	11.4			16.1

*Q1 and full-year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R

NOKIA NET SALES BY GEOGRAPHIC AREA (2004 Revised*)

EUR (millions, unaudited)	Q1 05	YoY change (%)	Q1 04	2004

Europe/Middle East/Africa	4 289	23%	3 491	15 791
China	872	26%	689	2 992
Asia-Pacific	1 268	36%	930	4 544
North America	498	-36%	773	3 540
Latin America	469	1%	465	2 504

Total	7 396	17%	6 348	29 371

*Q1 and full-year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R

NOKIA PERSONNEL BY GEOGRAPHIC AREA

Headcount	Q1 05	YoY change (%)	Q1 04	QoQ change (%)	2004

Europe/Middle East/Africa	36 075	5%	34 213	0%	36 069
China	5 076	10%	4 622	1%	5 007
Asia-Pacific	3 254	22%	2 674	3%	3 163
North America	7 173	-1%	7 246	-1%	7 276
Latin America	3 815	28%	2 970	-4%	3 990

Total	55 393	7%	51 725	0%	55 505

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million (unaudited)

	1-3/2005	Revised* 1-3/2004	Revised* 1-12/2004

Net sales	7 396	6 348	29 371
Cost of sales	-4 657	-3 772	-18 179
Research and development expenses	-919	-864	-3 776
Selling and marketing expenses	-557	-520	-2 564
Administrative, general and other expenses	-145	-149	-578
One-time item	—	—	148
Amortization of goodwill	—	-24	-96

Operating profit	1 118	1 019	4 326
Share of results of associated companies	-4	-4	-26
Financial income and expenses	78	76	405

Profit before tax and minority interests	1 192	1 091	4 705
Tax	-320	-353	-1 446

Profit before minority interests	872	738	3 259
Profit attributable to minority interests	-9	-9	-67

Profit attributable to equity holders of the parent	863	729	3 192

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.19	0.16	0.69
Diluted	0.19	0.16	0.69

Average number of shares (1 000 shares)
Basic	4 459 302	4 679 708	4 593 196
Diluted	4 467 035	4 683 116	4 600 337

Depreciation and amortization, total	180	215	868

Share-based compensation expense, total	11	13	62

*Nokia’s Q1 and full-year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R

 CONSOLIDATED BALANCE SHEET, IFRS, EUR million (unaudited)

	31.03.2005	Revised* 31.03.2004	Revised* 31.12.2004
ASSETS
Fixed assets and other non-current assets
Capitalized development costs	259	501	278
Goodwill	90	162	90
Other intangible assets	210	172	209
Property, plant and equipment	1 546	1 532	1 534
Investments in associated companies	187	77	200
Available-for-sale investments	184	382	169
Deferred tax assets	659	776	623
Long-term loans receivable	—	365	—
Other non-current assets	51	78	58
	3 186	4 045	3 161
Current assets
Inventories	1 363	1 108	1 305
Accounts receivable	3 939	4 725	4 382
Prepaid expenses and accrued income	1 252	1 288	1 429
Short-term loans receivable	260	369	595
Available-for-sale investments	75	818	255
Available-for-sale investments, liquid assets	9 067	7 864	9 085
Available-for-sale investments, cash equivalents	2 330	2 298	1 367
Bank and cash	1 169	1 235	1 090
	19 455	19 705	19 508
Total assets	22 641	23 750	22 669
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to the Company’s equity holders
Share capital	280	288	280
Share issue premium	2 374	2 323	2 366
Treasury shares	-2 672	-2 016	-2 022
Translation differences	-125	-88	-126
Fair value and other reserves	-45	108	13
Retained earnings 1)	13 113	13 272	13 720
	12 925	13 887	14 231
Minority interests	152	168	168
Total equity	13 077	14 055	14 399
Long-term liabilities
Long-term interest-bearing liabilities	19	19	19
Deferred tax liabilities	173	212	179
Other long-term liabilities	97	68	96
	289	299	294
Current liabilities
Short-term borrowings	308	532	215
Current portion of long-term debt	—	87	—
Accounts payable	2 889	2 579	2 669
Accrued expenses 1)	3 580	3 804	2 604
Provisions	2 498	2 394	2 488
	9 275	9 396	7 976
Total shareholders’ equity and liabilities	22 641	23 750	22 669
Interest-bearing liabilities	327	638	234
Shareholders’ equity per share, EUR	2.92	2.98	3.17
Number of shares (1 000 shares) (2)	4 433 043	4 662 473	4 486 941

*Nokia’s financial accounts for the periods ending 31 March, 2004 and 31 December 2004 now reflect the retrospective implementation of IFRS 2 and IAS 39R.

1) Dividends to Nokia shareholders, EUR 1 463 million in 2005 (EUR 1 398 million in 2004), were booked as a liability at the end

Of the first quarter. The impact on cash flow will be shown in the second quarter. 2) Shares owned by Group companies are excluded

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million (unaudited)

	1-3/2005	Revised* 1-3/2004	Revised* 1-12/2004
Cash flow from operating activities
Net profit	863	729	3 192
Adjustments, total	452	591	2 027
Net profit before change in net working capital	1 315	1 320	5 219
Change in net working capital	180	-216	273
Cash generated from operations	1 495	1 104	5 492
Interest received	86	107	204
Interest paid	-7	-6	-26
Other financial income and expenses, net received	33	173	41
Income taxes paid	-259	-429	-1 368
Net cash from operating activities	1 348	949	4 343

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	—	—	—
Purchase of current available-for-sale investments	-2 565	-1 591	-10 318
Purchase of non-current available-for-sale investments	-9	-253	-388
Purchase of shares in associated companies	-11	-1	-109
Additions in capitalized development costs	-33	-27	-101
Proceeds from repayments and sale of long-term loans receivable	—	—	368
Proceeds from (+), payment (-) of other long-term receivables	-6	-4	2
Proceeds from (+), payment (-) short-term loan receivables	264	-4	66
Capital expenditures	-112	-80	-548
Proceeds from disposal of Group companies, net of disposed cash	5	—	1
Proceeds from sale of current available-for-sale investments, liquid assets	2 552	2 267	9 737
Proceeds from sale of current available-for-sale investments	174	—	587
Proceeds from sale of non-current available-for-sale investments	—	2	346
Proceeds from sale of fixed assets	1	5	6
Dividends received	—	2	22
Net cash from/used in investing activities	260	316	-329

Cash flow from financing activities
Purchase of treasury shares	-649	-642	-2 648
Proceeds from long-term borrowings	1	—	1
Repayment of long-term borrowings	—	-1	-3
Proceeds from (+), payment of (-) of short-term borrowings	107	128	-255
Dividends paid	-35	—	-1 413
Net cash used in financing activities	-576	-515	-4 318
Foreign exchange adjustment	10	-1	-23

Net increase/decrease in cash and cash equivalents	1 042	749	-327
Cash and cash equivalents at beginning of period	2 457	2 784	2 784
Cash and cash equivalents at end of period	3 499	3 533	2 457

*Nokia’s Q1 and full-year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million (unaudited)

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Before minority	Minority interests	Total equity
Balance at December 31, 2003	288	2 272	-1 373	-85	93	13 953	15 148	164	15 312
Impact of implementing IFRS2		41					-41	—	—
Impact of implementing IAS 39R						-13	13	—	—
Revised Balance December 31, 2003	288	2 313	-1 373	-85	80	13 925	15 148	164	15 312
Stock options exercised related to acquisitions		-3					-3		-3
Share-based compensation		13					13		13
Acquisition of treasury shares			-649				-649		-649
Reissuance of treasury shares			6				6		6
Dividend						-1 398	-1 398		-1 398
Translation differences				9			9	-1	8
Net investment hedge gains				-12			-12		-12
Cash flow hedges, net of tax, revised					-19		-19		-19
Available-for-sale investments,									—
net of tax					47		47		47
Other increase, net						16	16	-4	12
Net profit, revised						729	729	9	738
Revised balance at March 31, 2004	288	2 323	-2 016	-88	108	13 272	13 887	168	14 055
Balance at December 31, 2004	280	2 272	-2 022	-126	69	13 765	14 238	168	14 406
Impact of implementing IFRS2		94				-101	-7		-7
Impact of implementing IAS 39R					-56	56	—		—
Revised balance December 31, 2004	280	2 366	-2 022	-126	13	13 720	14 231	168	14 399
Stock options exercised related to acquisitions							—		—
Tax benefit on stock options exercised		-3					-3		-3
Share-based compensation		11					11		11
Acquisition of treasury shares			-652				-652		-652
Reissuance of treasury shares			2				2		2
Dividend						-1 463	-1 463	-35	-1 498
Translation differences				28			28	3	31
Net investment hedge losses				-27			-27		-27
Cash flow hedges, net of tax					-21		-21		-21
Available-for-sale investments, net of tax					-37		-37		-37
Other increase/decrease, net						-7	-7	7	—
Net profit						863	863	9	872
Balance at March 31, 2005	280	2 374	-2 672	-125	-45	13 113	12 925	152	13 077

NB:Nokia’s Q1 and full-year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)

	GROUP
	31.03.05	31.03.04	31.12.04
Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	11	13	11
Collateral given on behalf of other companies
Securities pledged	—	28	—
Contingent liabilities on behalf of Group companies
Other guarantees	250	214	275
Contingent liabilities on behalf of other companies
Guarantees for loans	3	5	3
Other guarantees	3	3	2
Leasing obligations	600	716	611
Financial commitments
Customer financing	56	394	56

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million (1) (unaudited)

	31.03.2005	31.03.2004	31.12.2004

Foreign exchange forward contracts (2)	26 987	11 034	10 744
Currency options bought (2)	154	3 688	715
Currency options sold (2)	91	3 127	499
Interest rate swaps and futures	711	35	—
Credit default swaps (3)	200	—	200
Cash settled equity swaps (4)	—	233	—
Cash settled equity options (4)	147	228	237

1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled.

The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries

3) Credit default swaps include contracts used to hedge counterparty credit risks.

4) Cash settled equity and options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.323 USD

NEW IFRS STANDARDS AND THEIR IMPACT ON NOKIA 2004 AND FUTURE ACCOUNTS

International Financial Reporting Standards (IFRS) were subject to changes as of January 1, 2005. The following covers those rules applicable to Nokia. The total impact of the changes resulting from the retrospective implementation of the new rules to Nokia’s 2004 financial accounts were an increase of EUR 104 million on net sales, and a net decrease of EUR 4 million on operating profit. These result from the changes in IFRS 2 and IAS 39 Revised.

IFRS 2:  Share-based payments

IFRS 2 requires companies to recognize the cost of share-based awards to employees over the grant date to vesting date. The standard applies to awards granted since November 7, 2002 and not yet vested by January 1, 2005. The cost is assessed on a fair value basis using an option-pricing model.

For the Nokia 2004 accounts, this applies only to the 2003 stock option, and 2004 stock option, performance share and restricted share plans. The retrospective implementation of this change reduced the year 2004 operating profit by EUR 62 million.

The impact of this new rule will be seen in all relevant operating expenses lines.

IAS 39 Revised: Hedge accounting

IAS 39R no longer permits hedge accounting for treasury center foreign exchange netting, the method that Nokia has historically used to hedge foreign exchange risk. This change in the hedge accounting rules is retrospective for Nokia as an existing IFRS user.

The retrospective implementation of this change increased 2004 net sales by EUR 104 million and increased 2004 operating profit by EUR 58 million.

With effect from the beginning of this year, Nokia has revised its method of hedging foreign exchange risks to ensure hedge accounting treatment under the new rules.

IFRS 3: Business combinations, IAS 36 Revised: Impairment of assets, and IAS 38 Revised: Intangible assets

IFRS 3 calls for the discontinuation of goodwill amortization. IFRS 3 had no retrospective impact on Nokia’s 2004 financial accounts. At December 31, 2004 Nokia had EUR 90 million of goodwill on its balance sheet, which in the future will not be amortized, but will be subject to an annual impairment test in accordance with IAS 36R.

The impact of the retrospective implementation of IFRS 2 and IAS 39R on Nokia’s 2004 financial accounts can be found in the following tables.

IMPACT OF RETROSPECTIVE IMPLEMENTATION OF IFRS 2 AND IAS 39R

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million (unaudited)

	Previously	Impact of
	reported	IFRS 2 &	Revised
	1-3/2004	IAS 39 R	1-3/2004

Net sales	6 625	-277	6 348
Cost of sales	-3 943	171	-3 772
Research and development expenses	-855	-9	-864
Selling and marketing expenses	-517	-3	-520
Administrative, general and other expenses	-148	-1	-149
Amortization of goodwill	-24		-24

Operating profit	1 138	-119	1 019
Share of results of associated companies	-4		-4
Financial income and expenses	76		76

Profit before tax and minority interests	1 210	-119	1 091
Tax	-385	32	-353

Profit before minority interests	825	-87	738
Profit attributable to minority interests	-9		-9

Profit attributable to equity holders of the parent	816	-87	729

Earnings per share, EUR
Basic	0.17	-0.01	0.16
Diluted	0.17	-0.01	0.16

Average number of shares (1 000 shares)
Basic	4 679 708		4 679 708
Diluted	4 683 116		4 683 116

	Previously	Impact of		Previously	Impact of
	reported	IFRS 2 &	Revised	reported	IFRS 2 &	Revised
	4-6/2004	IAS 39 R	4-6/2004	1-6/2004	IAS 39 R	1-6/2004

Net sales	6 640	-177	6 463	13 265	-454	12 811
Cost of sales	-4 090	175	-3 915	-8 033	346	-7 687
Research and development expenses	-945	-12	-957	-1 800	-21	-1 821
Selling and marketing expenses	-673	-3	-676	-1 190	-6	-1 196
Administrative, general and other expenses	-91	-2	-93	-239	-3	-242
One-time item	90		90	90		90
Amortization of goodwill	-24		-24	-48		-48

Operating profit	907	-19	888	2 045	-138	1 907
Share of results of associated companies	-6		-6	-10		-10
Financial income and expenses	135		135	211		211

Profit before tax and minority interests	1 036	-19	1 017	2 246	-138	2 108
Tax	-315	2	-313	-700	34	-666

Profit before minority interests	721	-17	704	1 546	-104	1 442
Minority interests	-9		-9	-18		-18

Profit attributable to equity holders of the parent	712	-17	695	1 528	-104	1 424

Earnings per share, EUR
Basic	0.15	—	0.15	0.33	-0.02	0.31
Diluted	0.15	—	0.15	0.33	-0.02	0.31

Average number of shares (1 000 shares)
Basic	4 620 853		4 620 853	4 650 281		4 650 281
Diluted	4 625 693		4 625 693	4 655 703		4 655 703

	Previously	Impact of		Previously	Impact of
	reported	IFRS 2 &	Revised	reported	IFRS 2 &	Revised
	7-9/2004	IAS 39 R	7-9/2004	1-9/2004	IAS 39 R	1-9/2004

Net sales	6 939	165	7 104	20 204	-289	19 915
Cost of sales	-4 410	-108	-4 518	-12 443	238	-12 205
Research and development expenses	-880	-11	-891	-2 680	-32	-2 712
Selling and marketing expenses	-578	-3	-581	-1 768	-9	-1 777
Administrative, general and other expenses	-139	-2	-141	-378	-5	-383
One-time item	20		20	110		110
Amortization of goodwill	-24		-24	-72		-72

Operating profit	928	41	969	2 973	-97	2 876
Share of results of associated companies	-6		-6	-16		-16
Financial income and expenses	78		78	289		289

Profit before tax and minority interests	1 000	41	1 041	3 246	-97	3 149
Tax	-324	-16	-340	-1 024	18	-1 006

Profit before minority interests	676	25	701	2 222	-79	2 143
Minority interests	-16		-16	-34		-34

Profit attributable to equity holders of the parent	660	25	685	2 188	-79	2 109

Earnings per share, EUR
Basic	0.14	0.01	0.15	0.47	-0.01	0.46
Diluted	0.14	0.01	0.15	0.47	-0.01	0.46

Average number of shares (1 000 shares)
Basic	4 564 585		4 564 585	4 621 507		4 621 507
Diluted	4 572 177		4 572 177	4 628 256		4 628 256

	Previously	Impact of		Previously	Impact of
	reported	IFRS 2 &	Revised	reported	IFRS 2 &	Revised
	10-12/2004	IAS 39 R	10-12/2004	1-12/2004	IAS 39 R	1-12/2004

Net sales	9 063	393	9 456	29 267	104	29 371
Cost of sales	-5 690	-284	-5 974	-18 133	-46	-18 179
Research and development expenses	-1 053	-11	-1 064	-3 733	-43	-3 776
Selling and marketing expenses	-784	-3	-787	-2 552	-12	-2 564
Administrative, general and other expenses	-193	-2	-195	-571	-7	-578
One-time item	38		38	148		148
Amortization of goodwill	-24		-24	-96		-96

Operating profit	1 357	93	1 450	4 330	-4	4 326
Share of results of associated companies	-10		-10	-26		-26
Financial income and expenses	116		116	405		405

Profit before tax and minority interests	1 463	93	1 556	4 709	-4	4 705
Tax	-411	-29	-440	-1 435	-11	-1 446

Profit before minority interests	1 052	64	1 116	3 274	-15	3 259
Minority interests	-33		-33	-67		-67

Profit attributable to equity holders of the parent	1 019	64	1 083	3 207	-15	3 192

Earnings per share, EUR
Basic	0.23	0.01	0.24	0.70	-0.01	0.69
Diluted	0.23	0.01	0.24	0.70	-0.01	0.69

Average number of shares (1 000 shares)
Basic	4 508 880		4 508 880	4 593 196		4 593 196
Diluted	4 516 591		4 516 591	4 600 337		4 600 337

IMPACT OF RETROSPECTIVE IMPLEMENTATION OF IAS 39R

NET SALES BY QUARTER 2004

Previously reported Net Sales

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	4 251	4 167	4 429	5 660	18 507
Multimedia	776	739	914	1 230	3 659
Enterprise Solutions	189	189	172	280	830
Networks	1 415	1 576	1 470	1 906	6 367
Eliminations	-6	-31	-46	-13	-96

Nokia Group	6 625	6 640	6 939	9 063	29 267

Impact of adopting IAS 39R

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	-171	-117	91	211	14
Multimedia	-32	-10	17	42	17
Enterprise Solutions	-5	-4	3	15	9
Networks	-69	-46	54	125	64

Nokia Group	-277	-177	165	393	104

Revised Net Sales

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	4 080	4 050	4 520	5 871	18 521
Multimedia	744	729	931	1 272	3 676
Enterprise Solutions	184	185	175	295	839
Networks	1 346	1 530	1 524	2 031	6 431
Eliminations	-6	-31	-46	-13	-96

Nokia Group	6 348	6 463	7 104	9 456	29 371

IMPACT OF RETROSPECTIVE IMPLEMENTATION OF IFRS 2 AND IAS 39R

OPERATING PROFIT BY QUARTER 2004

Previously reported Operating Profit

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	1 089	797	822	1 060	3 768
Multimedia	2	-74	87	164	179
Enterprise Solutions	-31	-59	-66	-43	-199
Networks	182	255	181	260	878
Common Group Functions	-104	-12	-96	-84	-296

Nokia Group	1 138	907	928	1 357	4 330

Impact of adopting IFRS 2

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	-2	-2	-2	-2	-8
Multimedia	-2	-3	-2	-3	-10
Enterprise Solutions	-2	-3	-2	-2	-9
Networks	-4	-6	-6	-6	-22
Common Group Functions	-3	-3	-4	-3	-13

Nokia Group	-13	-17	-16	-16	-62

Impact of adopting IAS 39R

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	-58	7	28	49	26
Multimedia	-22	13	8	7	6
Enterprise Solutions	-2	—	-1	1	-2
Networks	-24	-22	22	52	28
Common Group Functions	—	—	—	—	—

Nokia Group	-106	-2	57	109	58

Revised Operating Profit

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	1 029	802	848	1 107	3 786
Multimedia	-22	-64	93	168	175
Enterprise Solutions	-35	-62	-69	-44	-210
Networks	154	227	197	306	884
Common Group Functions	-107	-15	-100	-87	-309
Nokia Group	1 019	888	969	1 450	4 326

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by “believe,” expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5)  our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6)  the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12)  inventory management risks resulting from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12–22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

Nokia, Helsinki – April 21, 2005

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

• Nokia will report 2Q results on July 21, 2005.

• A results announcement for the 3Q 2005 is planned for October 20, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2005	Nokia Corporation

By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel